FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JGABEL@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3072

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

September 19, 2006

06017074

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ~~PIH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2006
WASH. D.C.
210

dlw 9/25

FJH

Press Release

Solution portfolio for insurance market industrialisation extended:

FJH AG enters co-operation with Adobe Systems GmbH and macrosSolution GmbH

- Adobe LiveCycle ® technology enables interactive and paperless processing of applications and forms
- macrosSolution Insurance Suite optimises electronic transaction control and file management
- FJH provides complete solution portfolio for the industrialisation of all insurance business procedures from one source

Munich, 18 September 2006 - Insurance industry consultant and software specialist FJH AG has entered into a co-operation with Adobe Systems GmbH and macrosSolution GmbH in the area of process and documentation management for insurance companies. By integrating the products into the FJA Process and Document Management and the FJA Sales & Service System, FJH can now provide a complete solution portfolio for the industrialisation of insurance company business processes from one source.

Interactive processing of applications and forms

The focus of this close co-operation with Adobe Systems GmbH is placed squarely on the optimisation of processing applications and forms. The LiveCycle ® products and technology from Adobe provide solutions which enable interactive PDF forms and, as a result, completely paperless business processes which are both faster and more efficient. FJH can provide standardised and customised solutions based on Adobe technology for interactive applications and forms processing, and can integrate these components in the product suite FJA Process and Document Management and the FJA Sales & Service System.

The Internet and the widely distributed Adobe Reader ® software allow these forms to be made available to virtually anybody; the forms can be processed both online and offline. Sending documents by regular mail is rendered unnecessary, processing time and error quotas reduced. The overall result is a significant reduction in business process costs.

File No.: 82-5077

FJH

Electronic transaction control and file management

A co-operation in the area of electronic mailbox, workflow and electronic insurance file has been agreed with macrosSolution GmbH.

The Insurance Suite from macros provides systems for processors' mailboxes, workflow, electronic file management and similar components which are both easy and quick to configure. The required dialogues are based purely on HTML and can therefore be easily used by any number of workstations, including those in the field, and on any platform. Existing applications (such as archives, policy administration, management, benefits, claims management, etc.) are easily connected and integrated into the overall process. macros can provide references from many renowned clients in both the private and the public sector. The macros solution for mailbox, workflow and file management is predestined for integration into the product suite FJA Process and Document Management and FJA Sales & Service System.

Important step on the way to industrialising the insurance industry

The co-operation with Adobe Systems and macrosSolution rounds off the FJH product and service range for process and document management which includes, among others, standard components for document recognition (smartFIX) and automatic document processing (FJA MBV).

All FJA Process and Document Management components, each of which is selectable on a "best of breed" basis, can be used completely independently of each other and customised to suit specific customer requirements. Components provided by the customer or third-party suppliers are easily integrated.

Thus the co-operation will also enable front office systems to supplement existing solutions, make them available to various user groups and integrate them in the type of system environment ideal for the insurance industry.

Together with co-operation partners Adobe and macrosSolution, FJH will present its integrated solution at this year's DMS, which takes place in Cologne from September 19 to 21.

FJH

About Adobe Systems:
Further information on Adobe Systems is available under http://www.adobe.com/de/aboutadobe/

About macrosSolution GmbH:
macrosSolution GmbH specialises in solutions for financial service providers. It is a subsidiary of macrosInnovation GmbH, founded in 1999, with offices located in Munich and Hamburg.

macros develops products on the basis of state-of-the-art Internet technology which are flexible, quickly integrated and easily adapted. Thus macros clients benefit not only from a technological advantage but also from a significant financial advantage in comparison to other developments.

The macrosSolution Insurance Suite supports the development and implementation of comprehensive, integrated and largely automated business processes for the insurance industry. macros can present numerous prestigious references from the German financial services sector (including reputable banks, insurers, etc.).

About FJH:
FJH AG is a leading consultancy and software house for the insurance market. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate control as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 518 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

FJH AG, Ragna Strutz, Head of Public Relations / Investor Relations, Elsenheimerstraße 65, 80687 Munich,
Tel. + 49 (0)89 769 01 517, Fax +49 (0)89 769 01 606, E-Mail ragna.strutz@fjh.com

File No.: 82-5077